Galaxy Digital Advisors LLC

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70001

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Galaxy Digital Advisors LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street
(No. and Street)

New York   NY   10013
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   (212) 897-1694
                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davidson & Company LLP
(Name - if individual, state last, first, middle name)

1200-609 Granville Street PO Box 10372   Vancouver, British Columbia, Canada   V7Y 1G6
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

[X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Galaxy Digital Advisors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Members' Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x]   Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[x]   Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[x]   Rule 15c3-3 Exemption Report.

**   ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Galaxy Digital Advisors LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO
Title

Subscribed and sworn
to before me

CASSONDRA E. JOSEPH
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JO6300319
Qualified in New York County
My Commission Expires March 31, 2022

Galaxy Digital Advisors LLC

Index
December 31, 2018

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Galaxy Digital Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galaxy Digital Advisors LLC, as of December 31, 2018, and the related statements of operations, changes in members' equity (deficit) and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Galaxy Digital Advisors LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Galaxy Digital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Galaxy Digital Advisors LLC's financial statements. The Supplemental Information is the responsibility of the entity's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Galaxy Digital Advisors LLC's auditor since 2019.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Professional Accountants

February 25, 2019



A member of
Nexia
International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Galaxy Digital Advisors LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	102,464
Prepaid expenses and other assets		11,820
Total assets	**$**	**114,284**
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued liabilities	$	875
Members' equity		113,409
Total liabilities and members' equity	**$**	**114,284**

The accompanying notes are an integral part of these financial statements.

Galaxy Digital Advisors LLC

Statement of Operations
For the Year Ended December 31, 2018

Expenses		
Regulatory fees and expenses	$	10,776
Other expenses		1,786
Total expenses		12,562
Net loss	**$**	**(12,562)**

The accompanying notes are an integral part of these financial statements.

Galaxy Digital Advisors LLC

Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2018

Balance, January 1, 2018	$	(29)
Net loss		(12,562)
Capital contributions		126,000
Balance, December 31, 2018	**$**	**113,409**

The accompanying notes are an integral part of these financial statements.

Galaxy Digital Advisors LLC

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(12,562)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in operating asset		
Prepaid expenses and other assets		(11,820)
Increase in operating liability		
Accounts payable and accrued liabilities		370
Net cash used in operating activities		(24,012)
Cash flows from financing activities		
Members' contributions		126,000
Net increase in cash		101,988
Cash		
Cash at beginning of the year		476
Cash at end of the year	$	102,464

The accompanying notes are an integral part of these financial statements.

Galaxy Digital Advisors LLC

Notes to Financial Statements
For the Year Ended December 31, 2018

1. **Organization and Business**

   Galaxy Digital Advisors LLC (the "Company") is a limited liability company formed under the laws of New York. It was originally organized in 2017 and in 2018 changed its name to its present name.

   On April 23, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has commenced operations; however, it has not yet successfully consummated any transactions to generate revenue.

   The primary business of the Company is to act as a broker-dealer selling private placements of securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash

   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes

   The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax.

   At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

3. **Transactions with Related Parties**

   At December 31, 2018, the Company had a service agreement with Galaxy Digital Services LLC ("GDS"), an affiliated company. The affiliate provides office space and other services pursuant to a service agreement. The aggregate value of these items for the year ended December 31, 2018, has been determined by management as approximately $119,149. The Company is not required to make any payments to GDS under the agreement.

   The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations). At December 31, 2018, the Company had net capital of $101,589 which exceeded the required net capital of $5,000 by $96,589.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The current 20% owner has stated it will make additional capital contributions as needed.

6. **Subsequent Events**

80% of the Company is in the process of being acquired by its current 20% owner. As such it will become a wholly-owned subsidiary of Galaxy Digital LP.

Galaxy Digital Advisors LLC

**Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018**

Members' equity	$	113,409
Deductions		
Prepaid expenses and other assets		11,820
Net capital		101,589
Minimum capital requirement (the greater of $5,000 or 12.5% of aggregate indebtedness)		5,000
Excess net capital	$	96,589
Aggregate indebtedness	$	875
Ratio of aggregate indebtedness to net capital		0.009 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

Galaxy Digital Advisors LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2018

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

DAVIDSON & COMPANY LLP ——— Chartered Professional Accountants ===

REPORT ON INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

To the Members
Galaxy Digital Advisors LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Galaxy Digital Advisors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Galaxy Digital Advisors LLC has not claimed an exemption throughout the period from April 23, 2018 to December 31, 2018. Galaxy Digital Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galaxy Digital Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada   Chartered Professional Accountants

February 25, 2019


A member of
Nexia
International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

Galaxy Digital Advisors LLC

Rule 15c3-3 Exemption Report
For the Period April 23, 2018 through December 31, 2018

To the best of my knowledge and belief, Galaxy Digital Advisors LLC (the "Company") states the following:

The Company does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the period from April 23, 2018 to December 31, 2018.



CFO